EXHIBIT 99.1

Telkom Group annual results – March 2006 page 1
index
1.
Highlights
2
2.
Operational
Overview
6
3.
Group
Performance
12
4.                     Group Balance Sheet
13
5.                     Group Cash Flow
13
6.                     Group Capital Expenditure
14
7.
Segment
Performance
15
8.
Employees
21
9.                     Summarised Group Financial Statements
22
10.
Supplementary
Information
40
11.                  Special Note Regarding Forward-looking Statements
42

page 2 Telkom Group annual results – March 2006
1 Highlights
Johannesburg, South Africa – June 5, 2006, Telkom SA Limited (JSE and NYSE: TKG), South Africa's largest communications Group today announced group results for the year ended March 31, 2006. The Group delivered a strong performance across both business segments primarily as a result of continued growth in the fixed-line and mobile business and cost reductions in the fixed-line business.
The Group declared an ordinary annual dividend of 500 cents per share on June 2, 2006, and a special dividend of 400 cents per share, payable on July 14, 2006, for shareholders registered on July 7, 2006.
GROUP FINANCIAL HIGHLIGHTS FOR THE YEAR ENDED MARCH 31, 2006
•
Operating revenue up 10.3% to R47,625 million
•
30.3% growth in operating profit to R14,677 million
•
43.2% group EBITDA margin
•
1.6% net debt decrease to R6,828 million, and net debt to equity of 23.2%
•
Headline earnings increased by 36.1% to 1,740.5 cents per share
•
Basic earnings per share increased by 39.9% to 1,744.7 cents
Statement by Papi Molotsane, Chief Executive Officer:
"The Telkom Group has delivered another strong set of results with headline earnings per share growth of 36.1%
to 1,740.5 cents per share. The fixed-line business performance was driven mainly from revenue growth of 4.1%
and a decrease in operating expenses of 3.2% and the mobile business by customer growth achieving gross connections for the year of 11.8 million.
Telkom stands at an important point in its development in an industry undergoing fundamental changes.
Our customers require increasingly sophisticated products and services as technologies converge and the industry worldwide moves to an IP-based operating standard. In view of this, and with greater certainty in the local regulatory dispensation following accelerated liberalisation of the market, management has redefined its strategy to compete across the ICT value chain.
In view of the opportunities in our dynamic environment, and fully appraised of where we need to improve to compete effectively, Telkom has set its sights on being a leading ICT solutions provider. Our strategy aims to create long-term value for all stakeholders through customer centricity, investing in our employees and our network, defending and growing revenues, playing a central role in South Africa's competitiveness and growth, and thereby, making healthy financial returns for our shareholders sustainable."
Strong Financial Performance
The Group has delivered a strong performance for the financial year ended March 31, 2006. Group operating revenue increased 10.3% to R47,625 million and operating profit increased 30.3% to R14,677 million. The Group earnings before interest, tax, depreciation and amortisation ("EBITDA") margin increased to 43.2% compared to
40.7%, at March 31, 2005, mainly due to fixed-line data revenue growth, lower fixed-line employee costs as a result of a workforce reduction and a consistent mobile business EBITDA margin of 34.7% from strong customer growth.
Headline earnings per share grew by 36.1% to 1,740.5 cents per share and basic earnings per share grew 39.9% to 1,744.7 cents per share. The strong growth in earnings was attributed to the increase in operating profit and a 27.3% reduction in finance charges.
Cash generated from operations increased 5.9% to R19,724 million and facilitated capital expenditure of
R7,396 million and the repurchase of 12,086,920 Telkom shares to the value of R1,502 million. Our net debt to equity ratio of 23.2% at March 31, 2006, is below the announced targeted range of between 50% and 70%.

Telkom Group annual results – March 2006 page 3
SUMMARY GROUP FINANCIAL RESULTS
March 31,
Restated
In ZAR millions
2005
2006
%
Operating revenue
43,160
47,625
10.3
Operating profit
11,261
14,677
30.3
EBITDA
17,549
20,553
17.1
Capital expenditure
5,850
7,508
28.3
Operating free cash flow
10,034
7,104
(29.2)
Net debt
6,941
6,828
(1.6)
Basic EPS (ZAR cents)
1,246.7
1,744.7
39.9
Headline EPS (ZAR cents)
1,279.0
1,740.5
36.1
Operating profit margin (%)
26.1
30.8
EBITDA margin (%)
40.7
43.2
Net debt to equity (%)
26.3
23.2
After tax operating return on assets (%)
19.8
25.6
Capex to revenue (%)
13.6
15.8

page 4 Telkom Group annual results – March 2006

Telkom Group annual results – March 2006 page 5
OPERATIONAL DATA
March 31,
2005
2006
%
Fixed-line data
Fixed access lines ('000)
1
4,725
4,708
(0.4)
Postpaid – PSTN 3,006
2,996
(0.3)
Postpaid – ISDN channels 663
693
4.5
Prepaid 887
854
(3.7)
Payphones 169
165
(2.4)
Fixed-line penetration rate (%) 10.1
10.0
(1.0)
Revenue per fixed access line (ZAR) 5,245
5,304
1.1
Total fixed-line traffic (millions of minutes) 31,706
31,015
(2.2)
Local 19,314
18,253
(5.5)
Long distance 4,453
4,446
(0.2)
Fixed-to-mobile 3,911
4,064
3.9
International outgoing 415
515
24.1
International VoIP 89
83
(6.7)
Interconnection 3,524
3,654
3.7
Mobile interconnection 2,206
2,299
4.2
International interconnection 1,318
1,355
2.8
Managed data networks 11,961
16,887
41.2
Internet customers
3
226,707
284,908
25.7
ADSL
2
58,278
143,509
146.2
Fixed-line employees (excluding subsidiaries) 28,972
25,575
(11.7)
Fixed-line employees (including subsidiaries) 29,544
26,156
(11.5)
Fixed-lines per fixed-line employee 163
184
12.9
Mobile data
4
Total customers ('000) 15,483
23,520
51.9
South Africa
Mobile customers ('000)
12,838
19,162
49.3
Contract 1,872
2,362
26.2
Prepaid 10,941
16,770
53.3
Community services telephones 25
30
20.0
Mobile churn (%) 27.1
17.7
(34.7)
Contract 9.1
10.0
9.9
Prepaid 30.3
18.8
(38.0)
Mobile market share (%) 55.7
57.9
3.9
Mobile penetration (%) 49.5
70.6
26.8
Total mobile traffic (millions of minutes) 14,218
17,066
20.0
Mobile ARPU (ZAR) 163
139
(14.7)
Contract                                                                                                              624
572
(8.3)
Prepaid 78
69
(11.5)
Community services 2,321
1,796
(22.6)
Mobile employees 3,954
4,148
4.9
Mobile customers per mobile employee 3,247
4,620
42.3
Other African countries
Mobile customers (thousands)
2,645
4,358
64.8
Mobile employees 1,039
1,154
11.1
Mobile customers per mobile employee 2,546
3,776
48.3
1. Excludes Telkom internal lines of 103,740 (2005: 108,521)
2. Excludes Telkom internal lines of 249 (2005: 254)
3. Includes Telkom Internet ADSL, satellite and dial-up subscribers
4. 100% of Vodacom data

page 6 Telkom Group annual results – March 2006
2 Operational Overview
DELIVERED TO ALL STAKEHOLDERS
The Group delivered on its strategic intent during the financial year to March 31, 2006, by striving to fulfil customer needs, introducing innovative products and delivering impressive financial returns to shareholders.
The fixed-line revenue continues to exceed expectations, improving 4.1% despite tariff reductions across our product range and the loss of dial-up minutes due to our ADSL rollout. The tariff reductions were offset by strong volume growth in data services, increased revenue from mobile outgoing calls and rental and service fees.
Operating margins improved mainly due to a reduction in employee expenses and lower depreciation due to the extension of useful lives of certain assets.
Mobile South African customers increased 49.3% during the year, reinforcing Vodacom's market leadership position in South Africa. Exceptional customer growth and improved efficiencies in the mobile business resulted in a stable EBITDA margin at 34.7% against a declining ARPU due to lower income segment customer connections.
INCREASING IMPORTANCE OF DATA REVENUE
The fixed-line business achieved a 14.4% increase in data revenue for the year ended March 31, 2006, with good growth in all data revenue categories.
ADSL adoption in the consumer and small and medium size business segment increased in the year ended
March 31, 2006, 146% from 58,278 to 143,509 services as at March 31, 2006, due to our focused roll-out strategy to achieve ADSL penetration of 15% – 20% of fixed access lines by 2010 and the introduction of new service offerings and price reductions.
The explosion of broadband demand during the year has resulted in strong growth in leased line and other data service revenue of 11.1%. Revenue from cellular operator fixed links have increased from R1,056 million to
R1,367 million for the year ended March 31, 2006, as a result of the roll out of cellular operators' 3G networks.
Telkom has successfully trialled WIMAX (IEEE 802 16e) and has been allocated frequency Spectrum by ICASA.
Telkom will now begin deploying a wireless broadband network to complement the ADSL rollout.
Telkom's vision is to become an ICT solutions partner for corporate and business customers, moving up the value chain, providing higher level products and services to our traditional voice and data products. This strategy has been validated by our success in winning large corporate customer accounts and delivering to their ICT requirements from voice products and services to network management. Our VPN Supreme and Customer
Network Care products aimed mainly at the medium to large sized business have enjoyed success through alignment with customers' requirements.
Vodacom's data revenue increased by 52.1% to R1,019 million (50% share) for the year ended March 31, 2006 from R670 million (50% share) for the year ended March 31, 2005, contributing 6.0% (2005: 4.9%) to mobile operating revenue.
Growth in mobile data revenue is mainly due to the launch of new data initiatives such as 3G, HSDPA, Vodafone
Live!, Blackberry® and the continued popularity of SMS.
Telkom has made an offer to Business Connexion's ("BCX") shareholders to acquire 100% of BCX for
R2,5 billion. The offer price constitutes R9 per share, plus allowing BCX to pay a special dividend of 25 cents per share. The BCX acquisition provides a good opportunity to create shareholder value as it enables Telkom to enter the data hosting and desktop management market. These services are complementary to the value adding products and services being developed within Telkom.
POSITIVE CUSTOMER RESPONSE TO NEW INNOVATIVE PRODUCTS AND SERVICES
Telkom's aims to enhance the customer experience by introducing innovative value enhancing bundled products and services. In line with this strategy, Telkom successfully launched Telkom Closer in January 2006.
Telkom Closer bundles rental, call answer, peak minutes and off-peak minutes into a package which allows the customer to pay a flat monthly charge. Demand for the product has been strong, resulting in the sign up of 71,317 customers in the three months to March 31, 2006.

Telkom Group annual results – March 2006 page 7
Other value added products that have received a positive response include:
•
The provision of free medical emergency response for fixed-line customers by Netcare 911;
•
SpaceStream providing satellite access; and
•
Office Suite providing office functionality to the small and medium enterprise market.
Through bundled products Telkom intends to increase its annuity income, create a value comparison for the customer and improve our competitive position.
TOTAL MOBILE CUSTOMERS UP BY 51.9% TO 23.5 MILLION
Vodacom performed exceptionally well in the year ended March 31, 2006, improving market share to approximately 58%, and increasing net profit by 32.0%. Operating effectiveness was maintained with EBITDA margins decreasing marginally to 34.7% from 35.1% in the previous financial year.
Vodacom's South Africa customer base increased a net of 6.3 million customers to 19.2 million customers.
Vodacom's focus on customer care and retention saw South African contract churn at 10.0% (2005: 9.1%) and prepaid churn at 18.8% (2005: 30.3%) for the year ended March 31, 2006. The blended South African ARPU over the year was R139 (2005: R163).
Outside South Africa, Vodacom grew its customer base by 64.8% to 4.4 million customers (2005: 2.6 million).
Vodacom Tanzania achieved a substantial 74.1% increase in customers to 2.1 million (2005: 1.2 million).
Vodacom Congo saw a 52.2% increase in customers to 1.6 million customers (2005: 1.0 million). Vodacom
Lesotho increased its customer base by 40.1% to 206,000 customers (2005: 147,000) as at March 31, 2006.
Vodacom Mozambique increased its customer base substantially by 84.9% to 490,000 customers
(2005: 265,000) for the year ended March 31, 2006.
FOCUSED ON ACHIEVING IMPROVED SERVICE LEVELS
The increased demand for our products and services coupled with a reduced workforce, has seen our services levels come under pressure.
Telkom's key strategic focus is improving customer centricity. This includes network reliability, market focused products and services and improved customer communications.
Telkom has launched new bundled packages, repositioned customer facing outlets and launched projects to improve customer communication and improve the internal processes for the installation of new services.
COMPETITIVE PRICING AND VOLUME GROWTH
Telkom today announced price reductions on our regulated basket of products and services of 2.1%.
From August 1, 2006, the following price changes will be effective:
•
ADSL rental
24% average decrease
•
Long distance
10% decrease
•
International
10% average decrease
•
Data
9% average decrease
•
Rental (analogue lines)
8% increase
Rebalancing of tariffs will allow effective competition in all areas going forward. Revenue is unlikely to be affected to the same degree the price reductions are expected to result in increased volume which is expected to have an offsetting effect. The reduction of telecommunication costs should benefit all South Africans contributing positively to the economy. In addition Telkom is combining the DSL192 and DSL384 products, and the DSL192 users will be upgraded to up to 384 kbit/s in due course, depending on network infrastructure.

page 8 Telkom Group annual results – March 2006
CONTINUOUS ADVANCEMENT OF OUR NETWORK
Increased investment in the network has been directed at:
•
Improving network service levels and customer service levels – R1,488 million
•
Maintaining the customer base of R1,424 million; and
•
Initial investments on the conversion to a Next Generation Network – R1,956 million.
In line with customer demand and sound financial criteria, we will continue to invest in improving our network and the orderly migration to an IP base network to supply next generation products and services.
RECOGNITION OF THE VALUE OF OUR EMPLOYEES
Telkom's skilled and experienced workforce is our competitive advantage. Rapidly changing technology, increasing specialisation requirements and capacity gaps necessitate an ongoing development and training requirements. Telkom continues to invest significantly in our employees to ensure that the appropriate business skills are available to meet customer requirements.
For the year ended March 31, 2006, Telkom spent R400.1 million (2005: R401.5) on training and development and employees participated in 160,274 (2005: 192,799) facilitator led training days.
Telkom has detailed plans to identify and ascertain high potential individuals within the Company that can be developed for future senior management positions to ensure all future employee requirements are met.
The Company has demonstrated the strength of its succession and retention plans by appointing 80% of senior management vacancies from within the Company, utilising the existing skills and potential of the current employee base.
SIGNIFICANT RETURNS TO SHAREHOLDERS AND EMPLOYEE SHARE OWNERSHIP
In the year ended March 31, 2006, the Company repurchased 12.1 million shares to the value of R1.5 billion
(including costs) which have been cancelled as issued share capital and restored as authorised but unissued capital.
The Telkom Board of Directors declared an annual dividend of 500 cents per share and a special dividend of 400 cents per share on June 2, 2006, to be paid on July 14, 2006, for shareholders registered on July 7, 2006.
As part of the Company's commitment to the optimal use of capital the Telkom Board approved a R2 billion share buyback programme on June 2, 2006.
The Telkom Board granted 2,024,555 shares on June 23, 2005, to employees in terms of the Telkom Conditional
Share Plan.
As previously communicated, Telkom aims to pay a steadily growing annual ordinary dividend. The level of dividend will be based upon a number of factors, including the assessment of financial results, available growth opportunities, the Group's net debt level, interest coverage and future expectations, including internal cash flows and share buybacks.
THE REGULATORY ENVIRONMENT
Telkom faces regulatory challenges and through constructive dialogue endeavours to achieve a regulatory framework that is realistic, equitable and beneficial to the industry. The following details the main regulatory issues affecting the industry and Telkom.
Electronic Communications (EC) Act
The EC Act, No 36 of 2005, has been assented to by the President but not yet promulgated. The primary aim of the Act is to promote convergence in the broadcasting, broadcasting signal distribution and telecoms sectors and to provide the legal framework for convergence of these sectors.
The Act, once promulgated, will liberalise the market further and will result in a change in the licensing structure.
Essentially, separate licences will be granted for the provision of infrastructure, communication services and broadcasting services. All existing licensees will need to be issued with new licences.
The EC Act creates challenges as well as opportunities that Telkom will certainly explore.

Telkom Group annual results – March 2006 page 9
ICASA Amendment Bill
A bill amending the ICASA Act was passed by Parliament but was referred back to Parliament by the President on concerns of possible constitutional challenges to some provisions. The amended Bill was discussed by the
Parliament Portfolio Committee on telecommunications on May 12, 2005, the concerns have been addressed and the amended Bill has again been submitted to the Assembly for debate.
The delay in enacting the bill is the reason for holding back promulgation of the EC Act, because of the linkages between the two.
The Bill was passed by Parliament on May 30, 2006.
Interconnection and Facility Leasing
Current regulations make provision for cost based interconnection and facility leasing. Telkom submitted its regulatory accounts on a fully allocated costs basis to ICASA in September 2005, and is expected to submit long run incremental costs (LRIC) statements in September 2006.
Operators classified as "major" operators have to supply interconnection and facility leasing services to "public"
operators at cost based tariffs as entitled to by the provisions of their licences. Telkom has been declared a
"major" operator by ICASA.
Public hearings were held by ICASA on new interconnection and facility leasing regulations in late March 2006. It is expected that the final regulations will be published shortly. The draft regulations propose that LRIC based interconnection be extended to all licensees.
Telkom and the SNO are in talks on interconnection and facility leasing agreements.
Number Portability (NP)
In terms of regulations published in September 2005, Telkom is expected to provide blocks of 10,000 numbers two months after the SNO's launch of services, blocks of 1,000 numbers four months after the SNO's launch of services and individual number portability 12 months after the request. Functional specifications for the implementation of NP between fixed-line operators have not yet been finalised.
The SNO has requested NP in February 2006 and discussions on the implementation of the required inter-
operator systems are under way.
Local loop unbundling
Telkom is required, in terms of existing legislation, to provide the SNO with shared access to its local loop.
Although the Telecommunications Act, 103 of 1996, provides that no general local loop unbundling will be required for the first two years of operation of the SNO, the EC Act, which repeals the Telecommunications Act, makes provision for unbundling of the local loop, subject to ICASA making the necessary regulations.
Draft ADSL regulations
ICASA issued draft ADSL regulations in 2005. Although there is uncertainty on some of their provisions, they appear to propose that Telkom is not allowed to charge a rental for ADSL services, but only recover a small portion of once-off costs. ICASA conducted public hearings on the draft regulations at the end of May 2006.
Interception of Communication and Communication-related Information Act
The effective date of the Act is September 30, 2005 with the exception of the provisions dealing with customer registration which is effective June 30, 2006.
Subscriber registration
The Act requires customers to produce an identification document and a physical address which the operator must verify.
The mobile operators have succeeded in obtaining, in principle, support for an electronic registration process. The legislative amendments to effect the changes have not yet been effected.

page 10 Telkom Group annual results – March 2006
Telkom and Vodacom are in a position to intercept communications and register subscribers. However, the Act does place onerous conditions on operators who therefore, continue to engage the authorities on the practical implications of the Act.
We are confident that we are well placed to deal with all regulatory issues confronting us. We actively plan and analyse multiple regulatory scenarios to ensure we are prepared for changes in regulation.
Budget speech by the Minister of Communications
In her budget speech delivered to Parliament at the end of May 2006, the Minister announced her intention to shortly issue policy directions to ICASA setting out the priorities for implementing the provisions of the EC Act.
Among these will be the regulation of access to submarine cables and the unbundling of the local loop. The
Minister also announced the establishment of a Broadband Advisory Council to advise her on the development of a broadband policy for South Africa and that Sentech will form the core of the country's wireless broadband infrastructure network.
CONCLUSION
Telkom is confident that it is well placed to deal with all regulatory issues confronting Telkom. Telkom actively plans and analyses multiple regulatory scenarios to ensure that it is prepared for changes in regulation.
TELKOM IS A LEADER IN TRANSFORMATION
Telkom has always viewed South Africa's effective transformation as imperative for its own sustainable long-term growth. Telkom concurs with the view that BEE should seek to deliver meaningful and truly broad-based empowerment to the majority of South Africa's people. The draft Information and Communication Technology ICT
BEE Charter is expected to be aligned with the Department of Trade and Industry (DTI) Codes of Good Practice
during July 2006.
Telkom spent R6.4 billion on empowered or significantly empowered suppliers for the year ended March 31, 2006.
Telkom's transformation progress has been consistently recognised. Telkom was placed fifth out of
200 companies in the annual 2006 FM/Empowerdex Most Empowered Company in SA Survey.
Telkom's social investment programme through the Telkom Foundation has continued to contribute to the positive transformation of disadvantaged communities through social investments aimed at achieving sustainable development. The social investment programmes have continued to focus on the following three main focus areas:
•
Education and Training;
•
Empowerment of Women, Children and People with Disabilities; and
•
ICT Planning and Infrastructure rollout.
The Telkom Foundation was recognised for its commitment, receiving numerous awards and recognition. The most notable being the PMR Awards for first Overall winner on Corporate Care within the Telecommunications
Sector, Gold Status on Social Upliftment, BEE, Job Creation and Training.
STRATEGY
Telkom's vision is to be a leading customer and employee centred Information and Communications Technologies
(ICT) solutions service provider. Telkom is focused on balancing the needs of all stakeholders to ensure long term sustainable and profitable growth of the business for shareholders.
The accelerated liberalisation of the market, in particular the implications of the Electronic Communications Act, the emergence of new technologies and customer demand is clearly material to Telkom's strategic intentions.
Telkom believes that it is strongly positioned to compete effectively in a liberalised market. Customer service excellence through a skilled and dedicated workforce with greater product and service choice and value for customers will ensure long term value creation. Telkom will pursue opportunities to provide the full spectrum of
ICT solutions including voice, data, video and internet services increasingly through broadband penetration.

Telkom Group annual results – March 2006 page 11
To ensure that Telkom can sustain the creation of value relative to developments in its dynamic and changing market environment, management have determined certain shifts in strategic emphasis.
Telkom will focus on the following imperatives to sustain long term value creation for all its stakeholders:
•
Investing in the development of employees to maintain competitive advantage;
•
Enhancing customer satisfaction through customer centricity;
•
Retaining revenue and generating growth;
•
Evolving to a Next Generation Network in order to support profitable growth through prudent cost management;
• Repositioning Telkom stakeholder management to create healthy external relationships.
The realisation of Telkom's strategic intentions ultimately lies in the hands of Telkom's people.
The evolution to an IP centric network is a business imperative. Telkom cannot delay the investment to a fully enabled IP network. It is vital that we increase our investment in our network to enable the cost of operating the network to reduce and to enable the delivery of fully converged products and services to meet our customers'
needs in the rapidly changing technological environment. Acceleration of Telkom's broadband penetration is a critical element of this strategy. The technology has reached critical mass and is set to become the technology of choice, as demonstrated globally.
The evolution to a Next Generation Network in a phased approach which is based on sound commercial criteria and will enable Telkom to exploit new opportunities in the ICT solutions market. The first phase is expected to last three years and concentrates on enabling the network for broadband services.
The second phase is the conversion of existing products and services to NGN. Depending on the customer demand and profitability, this process is expected to be completed by 2015. Telkom should have a predominant
IP-based network with most products and services on the new platform.
Delaying the investment will result in lost opportunities and erode our ability to retain existing customers through new services, features and functionality. Cost management is central to all our decisions with processes and procedures in place to ensure costs are managed to minimise expenditure. A particular area of focus is on our procurement spend, where we are investigating options to realise savings through the consolidation of suppliers, extract efficiencies and obtain price reductions. In the short-term, we expect to incur a marginal increase in costs due to the maintenance required to improve the viability to our network and the impact of the annual wage increase.
Given the centrality of ICT to economic growth and social development, Telkom remains strategically important to the achievement of national objectives and will continue to invest significantly in the development of a viable and vibrant marketplace.
Telkom is exploring opportunities outside its borders where there is potential for growth, healthy returns and long-
term value creation for its stakeholders. The focus is on data acquisitions and fixed/mobile opportunities. A detailed evaluation process is followed on each opportunity to ensure it is a strategic fit, all risks and resource requirements are understood and the potential returns exceed our minimum requirements.
Prospects for the year ahead
Fixed-line revenues in the financial year ending March 31, 2007 are expected to be impacted by tariffs, increased competition and the migration from dial-up to ADSL and the introduction of cost-based interconnection. Our strategic initiatives to improve service levels are expected to result in above inflationary increases in operating expenses, the result being an expected fixed-line EBITDA margin between 37% and 40%.
Fixed-line CAPEX is expected to be between 18% and 22% of revenue. The increase from the financial year ended March 31,2006 is due to capacity increases and the accelerated evolution to an IP centric network for the introduction of a Next Generation Network.
The mobile business is focused at maintaining its market share. Through improved efficiencies, the EBITDA margin is expected to remain constant.
The Group net debt to equity target remains the same at 50% to 70%.

page 12 Telkom Group annual results – March 2006
3 Group Performance
GROUP OPERATING REVENUE
Group operating revenue increased 10.3% to R47,625 million (2005: R43,160 million) in the year ended
March 31, 2006. Fixed-line operating revenue, after inter-segmental eliminations, increased 3.7% to
R32,039 million primarily due to solid growth in data services and increased subscription revenue. Mobile operating revenue, after inter-segmental eliminations, increased 27.0% to R15,586 million primarily due to customer growth.
GROUP OPERATING EXPENSES
Group operating expenses increased 3.9% to R33,428 million (2005: R32,179 million) in the year ended
March 31, 2006, due to a 20.8% increase in operating expenses in the mobile segment to R11,926 million (after inter-segmental eliminations). This was partially offset by a 3.6% decrease in the fixed-line operating expenses to
R21,502 (after inter-segmental eliminations) primarily due to reduced employee expenses and depreciation, amortisation, impairment and write-offs, partially offset by an increase in payments to other operators, services rendered, operating leases and selling, general and administrative expenses. The increase in mobile operating expenses of 20.8%, after inter segmental eliminations, was primarily due to increased gross connections resulting in increased incentive costs and expenses to support customer satisfaction and growth. Mobile payments to other operators also increased as a result of the increased outgoing traffic and the higher volume growth of more expensive outgoing traffic terminating on other mobile networks relative to traffic terminating on the lower cost fixed-line network.
INVESTMENT INCOME
Investment income consists of interest received on short-term investments and bank accounts. Investment income increased 13.4% to R397 million (2005: R350 million), largely as a result of higher interest received due to higher cash flow generated from operations.
FINANCE CHARGES
Finance charges include interest paid on local and foreign borrowings, amortised discounts on bonds and commercial paper bills, fair value gains and losses on financial instruments and foreign exchange gains and losses. Finance charges decreased 27.3% to R1,233 million (2005: R1,695 million) in the year ended March 31,
2006, due to a 20.2% decrease in interest expense to R1,346 million (2005: R1,686 million) as a result of the redemption of local and foreign loans. In addition to the decrease in the interest expense, net fair value and exchange gains on financial instruments of R113 million (2005: Loss of R9 million) arose primarily as a result of currency movements and unrealised gains relating to the Cell Captive investment.
TAXATION
Consolidated tax expense increased 46.7% to R4,520 million (2005: R3,082 million) in the year ended March 31,
2006. The consolidated effective tax rate for the year ended March 31, 2006, was 32.7% (2005: 31.1%). Telkom
Company's effective tax rate was 25.0% (2005: 20.6%). The higher effective tax rate for Telkom Company in the year ended March 31, 2006, was primarily due to the secondary tax on companies payable in respect of dividends paid. Vodacom's effective tax rate decreased to 37.5% (2005: 40.2%). The lower effective tax rate for Vodacom was largely as a result of the non-deductible expenses of the previous year not recurring.
PROFIT FOR THE YEAR AND EARNINGS PER SHARE
Profit for the year attributable to the equity holders of Telkom increased 36.0% to R9,182 million
(2005: R6,751 million) in the year ended March 31, 2006.
Group basic earnings per share increased 39.9% to 1,744.7 cents (2005: 1,246.7 cents) and Group headline earnings per share increased 36.1% to 1,740.5 cents (2005: 1,279.0 cents).

Telkom Group annual results – March 2006 page 13
4 Group Balance Sheet
Solid operating performance across the Group combined with strict cost discipline and debt payment has resulted in a strengthened balance sheet. Net debt, after financial assets and liabilities, decreased 1.6% to R6,828 million
(2005: R6,941 million). The balance sheet at March 31, 2006, strengthened, resulting in a net debt to equity ratio of 23.2% from 26.3% at March 31,2005. On March 31, 2006, the Group had cash balances of R4,948 million.
The Group intends to maintain a net debt to equity targeted range of between 50% and 70% by increasing distributions to shareholders in the form of dividends and share buybacks while maintaining financial flexibility for potential growth opportunities. During the year ended March 31, 2006, 12.1 million shares were repurchased for
R1,502 million. These shares have been cancelled from the issued share capital by the Registrar of
Companies. Interest-bearing debt, including credit facilities utilised, decreased 20.8% to R11,816 million
(2005: R14,912 million) in the year ended March 31, 2006. In April 2005, the Euro 500 million Eurobond matured and was refinanced with R600 million nominal value of the existing TL06 bond, with the balance being refinanced with short-term commercial paper borrowings and hedging instruments. The Group repaid R2,720 million of the commercial paper debt by March 31, 2006. Included in interest-bearing debt at March 31, 2006, was R429 million in commercial paper bills that matured in April 2006.
Telkom maintains an active dialogue with the principal credit rating agencies, who review our ratings periodically.
Moody's Investor Services and Standard & Poor's have rated our foreign debt A3 and BBB respectively.
5 Group Cash Flow
Cash flows from operating activities decreased 39.5% to R9,506 million (2005: R15,711 million), primarily due to higher taxation and dividend payments offset by increased operational cash flows. Cash flows utilised in investing activities increased 15.5% to R7,286 million (2005: 6,306 million), primarily due to increased capital expenditure in both the mobile and fixed-line segments. Cash utilised in financing activities of a R1,502 million for a share buyback and the R2,720 million repayment of commercial paper bills, was partially offset by the loans raised to refinance the
Eurobond, as well as cash inflows from maturing financial assets.
SUMMARY
Year ended March 31,
Restated
In ZAR millions 2005
2006
%
Cash generated from operations 18,622
19,724
5.9
Cash from operating activities (after tax, interest,
dividends)
15,711
9,506
(39.5)
Investing activities (6,306)
(7,286)
15.5
Financing activities (9,897)
(258)
(97.4)
Net (decrease)/increase in cash (492)
1,962
(498.8)
EBITDA MINUS CAPITAL EXPENDITURE
Year ended March 31,
Restated
In ZAR millions 2005
2006
%
Fixed-line                                                                                                         8,650
9,709
12.2
Mobile 3,049
3,336
9.4
Group                                                                                                            11,699
13,045
11.5

page 14 Telkom Group annual results – March 2006
6 Group Capital Expenditure
Group capital expenditure increased 28.3% to R7,508 million (2005: R5,850 million) and represents 15.8% of
Group revenue (2005: 13.6%).
FIXED-LINE CAPITAL EXPENDITURE
Year ended March 31,
In ZAR millions 2005
2006
%
Base expansion and core support 1,902
2,534
33.2
Network evolution 729
926
27.0
Efficiencies and improvements 1,177
1,080
(8.2)
Company support and other
295                        397
34.6
4,103
4,937
20.3
Fixed-line capital expenditure increased 20.3% to R4,937 million (2005: R4,103 million) and represents 15.1% of fixed-line revenue (2005: 13.0%). Baseline expansion and core support capital expenditure of R2,534 million
(2005: R1,902 million) was largely for the deployment of technologies to support the growing data services business and expenditure for access line deployment in selected high growth residential areas. The continued
focus on rehabilitating the access network and increasing the efficiencies and redundancies in the transport network contributed to the network evolution capital expenditure of R926 million (March 31, 2005: R729 million).
Telkom continues to focus on its operations support system investment with current emphasis on workforce management, provisioning and fulfilment, assurance and customer care. During the year ended March 31, 2006,
R1,080 million (2005: R1,177 million) was spent on the implementation of several systems.
MOBILE CAPITAL EXPENDITURE
Year ended March 31,
In ZAR millions 2005
2006
%
South Africa 1,389
2,193
57.9
Other African countries 358
378
5.6
1,747
2,571
47.2
Mobile capital expenditure (50% of Vodacom's capital expenditure) increased 47.2% to R2,571 million
(2005: R1,747 million) and represents 15.1% of mobile revenue (March 31, 2005: 12.8%) which was mainly spent on the cellular network infrastructure as a result of increased investment in South Africa for increased traffic and investment in 3G technologies. The increase in capital expenditure in other African countries is largely as a result of an increased investment in Tanzania to accommodate the substantial growth in the subscriber base during the year.

Telkom Group annual results – March 2006 page 15
7 Segment Performance
Telkom's operating structure comprises two segments, fixed-line and mobile. The fixed-line segment provides fixed-line voice and data communications services through Telkom; directory services through our 64.9% owned subsidiary, Telkom Directory Services and wireless data services through our wholly owned subsidiary, Swiftnet.
The mobile segment consists of a 50% joint venture interest in Vodacom.
Vodacom's results are proportionately consolidated into the Telkom Group's consolidated financial statements.
This means that we include 50% of Vodacom's results in each of the line items in the Telkom Group's consolidated financial statements. Telkom Directory Services, Swiftnet and Rossal No 65 and Acajou
(subsidiaries for the repurchase of shares) subsidiaries are fully consolidated in the Telkom Group's consolidated financial statements.
SUMMARY
Year ended March 31,
Restated
In ZAR millions 2005
2006
%
Operating revenue
43,160
47,625
10.3
Fixed-line                                                                                                    31,457
32,749
4.1
Mobile                                                                                                         13,657
17,021
24.6
Inter-segmental eliminations
(1,954)
(2,145)
9.8
Operating profit
11,261
14,677
30.3
Fixed-line                                                                                                      8,021
10,242
27.7
Mobile                                                                                                           3,240
4,435
36.9
Inter-segmental eliminations
–
–
–
Operating profit margin
26.1
30.8
18.1
Fixed-line                                                                                                       25.5
31.3
22.7
Mobile 23.7
26.1
9.8
EBITDA
17,549
20,553
17.1
Fixed-line                                                                                                   12,753
14,646
14.8
Mobile                                                                                                           4,796
5,907
23.2
Inter-segmental eliminations
–
–
–
EBITDA margin
40.7
43.2
6.1
Fixed-line                                                                                                       40.5
44.7
10.3
Mobile 35.1
34.7
(1.2)
Finance charges
1,695
1,233
(27.3)
Fixed-line 1,647
839
(49.1)
Mobile 48
394
720.8
Inter-segmental eliminations
–
–
–

page 16 Telkom Group annual results – March 2006
FIXED-LINE SEGMENT
The fixed-line segment provides fixed-line voice and data communications services through Telkom, directory services through the 64.9% owned subsidiary, Telkom Directory Services, and wireless data services through the wholly owned subsidiary, Swiftnet. The fixed-line segment accounted for 67.3% (2005: 71.6%) of Group operating revenues (after inter-segmental eliminations) and 74.7% (2005: 78.4%) of Group operating profit at March 31,
2006.
The financial information presented below for the fixed-line segment is before inter-segmental eliminations.
SUMMARY
Year ended March 31,
Restated
In ZAR millions 2005
2006
%
Revenue                                                                                                        31,457
32,749
4.1
Operating profit 8,021
10,242
27.7
EBITDA                                                                                                          12,753
14,646
14.8
Capital expenditure 4,103
4,937
20.3
Operating profit margin (%) 25.5
31.3
22.7
EBITDA margin (%) 40.5
44.7
10.3
Capex to revenue (%) 13.0
15.1
15.6
FIXED-LINE OPERATING REVENUE
Year ended March 31,
Restated
In ZAR millions 2005
2006
%
Subscriptions and connections 5,359
5,803
8.3
Traffic                                                                                                           17,760
17,563
(1.1)
Local 5,746
5,753
0.1
Long distance 3,577
3,162
(11.6)
Fixed-to-mobile 7,302
7,647
4.7
International outgoing
1,135
1,001
(11.8)
Interconnection                                                                                               1,546
1,654
7.0
Mobile operators
1
748
760
1.6
International operators
798
894
12.0
Data                                                                                                                 5,810
6,649
14.4
Leased lines and other data
4,754
5,282
11.1
Mobile leased facilities
2
1,056
1,367
29.5
Directories and other 982
1,080
10.0
  31,457
32,749
4.1
1. Interconnection includes revenue from Vodacom of R464 million (2005: R465 million), 50% is eliminated on consolidation
2. Data includes revenue from Vodacom of R845 million (2005: R562 million), 50% is eliminated on consolidation

Telkom Group annual results – March 2006 page 17
Operating revenue from the fixed-line segment, before inter-segmental eliminations, increased 4.1% to
R32,749 million (2005: R31,457 million) primarily due to strong growth in data services revenue and increased subscription revenue, offset by a decline in traffic revenue.
Subscription and connections revenue grew 8.3% largely as a result of increased tariffs, increased sales of customer premises equipment, including PABX's, and penetration of higher value-added services.
Traffic revenue decreased 1.1% as a result of the acceleration of broadband adoption and the resultant loss of internet dial-up minutes as well as the increasing substitution of calls placed using mobile services rather than fixed-line services. Traffic, including VoIP traffic but excluding interconnection traffic, decreased 2.9% to
27,361 million minutes (2005: 28,182 million minutes).
Interconnection revenue increased 7.0% largely as a result of an increase of 12.0% in international interconnection revenue. The increased interconnection revenue from international operators is mainly as a result of a 2.8% increase in international interconnection traffic minutes of 1,355 million minutes (2005: 1,318 million minutes). Mobile interconnection revenue increased 1.6% to R760 million (2005: R748 million) due to increased interconnection traffic from mobile operators and tariff decreases. Mobile interconnection traffic minutes increased by 4.2% to 2,299 million minutes (2005: 2,206 million minutes) in the year ended March 31, 2006.
Data revenue increased 14.4% mainly due to higher demand for data services, including ADSL, in the medium and small business segment with leased line and other data revenue growing 11.1% and mobile leased line revenue by 29.5%. The increase in mobile leased facilities is largely due to the rollout of 3G networks by the mobile operators.
FIXED-LINE OPERATING EXPENSES
Year ended March 31,
Restated
In ZAR millions 2005
2006
%
Employee expenses 7,285
6,470
(11.2)
Salaries and wages
4,785
4,592
(4.0)
Benefits                                                                                                          2,110
2,410
14.2
Workforce reduction expenses
961
88
(90.8)
Employee related expenses capitalised
(571)
(620)
8.6
Payments to other network operators
1
5,896
6,150
4.3
Payment to mobile operators
5,059
5,231
3.4
Payment to international operators
837
919
9.8
SG&A                                                                                                              3,046
3,086
1.3
Materials and maintenance
1,726
1,617
(6.3)
Marketing                                                                                                           360
413
14.7
Bad debts
196
187
(4.6)
Other                                                                                                                 764
869
13.7
Services rendered 1,976
2,050
3.7
Property management
1,068
1,107
3.7
Consultants and security
908
943
3.9
Operating leases 756
777
2.8
Depreciation, amortisation, impairment and write-offs 4,732
4,404
(6.9)
23,691
22,937
(3.2)
1. Payments to other network operators include payments made to Vodacom of R2,818 million
(2005: R2,728 million), 50% is eliminated on consolidation

page 18 Telkom Group annual results – March 2006
Fixed-line operating expenses, before inter-segmental eliminations, decreased 3.2% in the year ended March 31,
2006, to R22,937 million (2005: R23,691 million), primarily due to lower employee expenses and depreciation, amortisation, impairment and write-offs. The decrease was partially offset by increased expenses for services rendered, operating leases, selling, general and administrative expenses and payments to other operators.
Employee expenses decreased 11.2%, largely due to decreased workforce reduction expenses of
R88 million (2005: R961 million) and an 11.7% reduction in headcount.
Payments to other network operators increased 4.3% as a result of higher payments to mobile operators and international operators. Payments to mobile operators increased 3.4%, largely as a result of tariff increases and a
3.9% increase in fixed-to-mobile traffic. Payments to international operators increased 9.8% primarily due to an
24.1% increase in international outgoing traffic.
Selling, general and administrative expenses increased 1.3% as a result of increased marketing expenses offset by a decrease in material and maintenance expenses and bad debts.
Services rendered increased 3.7% with property management expenses increasing 3.7% as a result of increased maintenance. Consultants and security costs increased 3.9% primarily as a result of increased cost of regulatory accounting and Sarbanes-Oxley project and the transport costs of equipment from warehouses to final drop-off points due to an increased number of reported faults resulting from adverse weather conditions, offset by lower fees paid to Thintana due to the termination of the contract in November 2004 and lower insurance expenses.
Operating leases increased 2.8% as a result of increased vehicle lease rates, increased vehicle maintenance and increased ad-hoc vehicle rentals offset by a 7.2% reduction in the vehicle fleet from 10,458 vehicles at March 31,
2005 to 9,708 vehicles at March 31, 2006.
Depreciation, amortisation, impairment and write-offs decreased 6.9% to R4,404 million (2005: R4,732 million), largely as a result of extending the useful lives of certain network and support equipment.
Fixed-line operating profit increased 27.7% to R10,242 million (2005: R8,021 million) with an operating profit margin of 31.3% (2005: 25.5%). EBITDA increased 14.8% to R14,646 million (2005: R12,753 million), with
EBITDA margins increasing to 44.7%. (2005: 40.5%).
MOBILE SEGMENT
The mobile segment accounted for 32.7% of Group operating revenue (2005: 28.4%) (after inter-segmental eliminations) and 25.3% of Group operating profits (2005: 21.6%). Vodacom's operational statistics are presented below at 100%, but all financial figures represent the 50% that is proportionately consolidated in the Group and presented before inter-segmental eliminations.
SUMMARY
Year ended March 31,
Restated
In ZAR millions 2005
2006
%
Operating revenue 13,657
17,021
24.6
Operating profit 3,240
4,435
36.9
EBITDA                                                                                                            4,796
5,907
23.2
Capital expenditure 1,747
2,571
47.2
Operating profit margin (%) 23.7
26.1
9.8
EBITDA margin (%) 35.1
34.7
(1.2)
Capex to revenue (%) 12.8
15.1
18.1

Telkom Group annual results – March 2006 page 19
MOBILE OPERATING REVENUE
Year ended March 31,
Restated
In ZAR millions 2005
2006
%
Airtime and access 8,096
10,043
24.0
Data                                                                                                                    670
1,019
52.1
Interconnect
1
2,962
3,348
13.0
Equipment sales 1,344
1,993
48.3
International airtime 444
486
9.5
Other 141
132
(6.4)
13,657
17,021
24.6
1. Interconnect revenue includes revenue from Telkom fixed-lines, of R1,409 million (March 2005: R1,364 million), which is eliminated on consolidation
Operating revenue from the mobile segment increased 24.6%, before inter-segmental eliminations, to R17,021 million (2005: R13,657 million), primarily driven by customer growth. Revenue from Vodacom's operations outside of South Africa as a percentage of Vodacom's total mobile operating revenue increased to 8.7% to R2,974 million
(2005: R2,274 million).
The growth in revenue can largely be attributed to a 51.9% increase in Vodacom's total customers to
23,520 million as of March 31, 2006, (2005: 15,483 million), resulting from strong growth in prepaid and contract customers in South Africa and 64.8% growth in customers outside of South Africa. In South Africa, total Average
Monthly Revenue Per User (ARPUs) decreased 14.7% to R139 (2005: R163). Contract ARPUs decreased 8.3%
to R572 (2005: R624) and prepaid ARPUs decreased 11.5% to R69 (2005: R78).
Vodacom's continued implementation of upgrade and retention policies in the year ended March 31, 2006, ensured contract churn of 10.0%. Prepaid churn of 18.8% for the year ended March 31, 2006, was lower than the
30.3% prepaid churn for the year ended March 31, 2005.
Data revenue increased 52.1% and represents 6.0% of mobile revenue. The growth was largely due to customer growth and the introduction of new technologies and products in South Africa.
Mobile interconnect revenue increased by 13.0%, primarily due to an increase in the number of fixed-line calls terminating on Vodacom's network as a result of the increased number of Vodacom customers and South African mobile users.
Equipment sales increased 48.3% primarily due to the growth of the customer base coupled with added functionality of new phones based on new technologies.
Vodacom's international airtime revenue is largely international calls by Vodacom's customers, roaming revenue from Vodacom customers making and receiving calls while abroad and revenue from international customers roaming on Vodacom's network. International airtime revenue increased 9.5%, primarily as a result of an increase in the number of roaming partners.

page 20 Telkom Group annual results – March 2006
MOBILE OPERATING EXPENSES
Year ended March 31,
Restated
In ZAR millions 2005
2006
%
Employee expenses 826
1,019
23.4
Payments to other operators
1
1,826
2,317
26.9
SG&A                                                                                                              5,888
7,328
24.5
Services rendered 45
65
44.4
Operating leases
2
310
435
40.3
Depreciation, amortisation, impairment and write offs 1,556
1,472
(5.4)
10,451
12,636
20.9
1. Payments to other operators include payments to Telkom fixed-line of R232 million (2005: R233 million), which are eliminated on consolidation
2. Operating leases include payments to Telkom fixed-line of R376 million (2005: R256 million), which are eliminated on consolidation
Mobile operating expenses, before inter-segmental eliminations, increased by 20.9% in the year ended March 31,
2006, primarily due to increased employee expenses, selling and distribution costs, services rendered, operating leases and payments to other operators.
Mobile employee expenses increased 23.4%, primarily due to a 9.3% increase in the number of employees to
5,302 and a higher employee deferred bonus incentive accrual resulting from Vodacom's higher net profit. Vodacom increased the total number of its employees by 11.1% in its other African operations to
1,154 employees and by 4.9% in its operations in South Africa to 4,148 employees as of March 31, 2006.
Employee productivity in South Africa and other African countries, as measured by customers per employee, increased 43.1% to 4,436 customers per employee as of March 31, 2006.
Mobile payments to other operators increased 26.9% to R2,317 million (2005: R1,826 million) in the year ended
March 31, 2006, as a result of increased outgoing traffic terminating on the other mobile networks relative to traffic terminating on the fixed-line network and partially due to an increase in interconnection tariffs on January 1, 2005, in South Africa. The cost of terminating calls on other mobile networks is higher than calls terminating on Telkom's fixed-line network.
Mobile selling, general and administrative expenses increased 24.5% in the year ended March 31, 2006, primarily due to an increase in selling, distribution and marketing expenses to support the growth in South African and other African operations.
Mobile depreciation, amortisation, impairment and write-offs decreased by 5.4% to R1,472 million in the year ended March 31, 2006 primarily as a result of a partial impairment reversal of Vodacom Mozambican asset impairment of the prior year. The implementation of IAS 16 (revised): "Property, Plant and Equipment" further contributed to the lower depreciation for the year ended March 31, 2006.
Telkom's 50% share of Vodacom's profit from operations increased 36.9% to R4,435 million and the mobile operation profit margin increased to 26.1%. Mobile EBITDA increased 23.2% to R5,907 million with EBITDA margins decreasing to 34.7%.

Telkom Group annual results – March 2006 page 21
8 Employees
FIXED-LINE
Year ended March 31,
2005
2006
%
Telkom Company 28,972
25,575
(11.7)
Lines per employee
163
184
12.9
Subsidiaries                                                                                                       572
581
1.6
Fixed-line employees at year end 29,544
26,156
(11.5)
MOVEMENT IN FIXED-LINE EMPLOYEES
(Telkom Company only, excluding subsidiaries)
Year ended March 31,

2005
2006
Opening balance 32,358
28,972
Appointments                                                                                                    159
686
Employee losses (3,545)
(4,083)
Workforce reductions (2,296)
(2,990)
Voluntary early retirement
(513)
(674)
Voluntary severance
(1,741)
(2,295)
Involuntary reductions
(42)
(21)
Natural attrition (1,249)
(1,093)
Closing balance 28,972
25,575
MOBILE EMPLOYEES
Year ended March 31,

2005
2006
%
South Africa 3,954
4,148
4.9
Customers per employee
3,247
4,620
42.3
Other African countries 1,039
1,154
11.1
Customers per employee
2,546
3,776
48.3
Vodacom Group 4,993
5,302
6.2
Customers per employee
3,101
4,436
43.1

page 22 Telkom Group annual results – March 2006
9 Summarised Group Financial Statements
AUDITORS' REPORT
The comprehensive consolidated annual financial statements, from which these summarised results have been derived, have been audited by the Company's auditors, Ernst & Young. Their unqualified audit report is available for inspection at the Company's registered office.
Summarised consolidated income statement
for the three years ended March 31, 2006
Restated
Restated
2004 2005
2006
Notes Rm Rm
Rm
Total revenue
41,115                    43,696
48,260
Operating revenue
2
40,582                   43,160
47,625
Other income 255 280
480
Operating expenses
31,499                   32,179
33,428
Employee expenses 7,408 8,111
7,489
Payments to other operators 5,985 6,132
6,826
Selling, general and administrative expenses 7,665 8,824
10,273
Services rendered 2,269 2,021
2,114
Operating leases 924 803
850
Depreciation, amortisation, impairment and write-offs 3 7,248 6,288
5,876
Operating profit
9,338                   11,261               14,677
Investment income
322                       350                    397
Finance charges
4
3,264                     1,695
1,233
Interest 2,488 1,686
1,346
Foreign exchange and fair value effect 776 9
(113)
Profit before tax
6,396                     9,916               13,841
Taxation 1,738 3,082
4,520
Profit for the year
4,658                     6,834                9,321
Attributable to:
Equity holders of Telkom
4,589                      6,751              9,182
Minority interest
69                           83                  139
4,658                      6,834               9,321
Basic earnings per share (cents)
5
823.9                  1,246.7
1,744.7
Diluted earnings per share (cents)
5
823.9                  1,244.3
1,735.2
Dividend per share (cents)
5
90.0                     110.0
900.0

Telkom Group annual results – March 2006 page 23
Summarised consolidated balance sheet
at March 31, 2006
Restated
Restated
2004
2005
2006
Notes
Rm
Rm
Rm
ASSETS
Non-current assets
41,751                   42,552               44,813
Property, plant and equipment
7
37,756
36,448
37,274
Intangible assets
8
1,864
3,182
3,910
Investments
1,567
2,277
2,894
Deferred expenses
213
133
254
Deferred taxation
351
512
481
Current assets
11,423                   15,045               12,731
Other financial assets
1,241
5,074
275
Short-term investments
168
69
69
Current portion of deferred expenses
430
214
226
Inventories
520
658
814
Trade and other receivables
5,846
5,820
6,399
Cash and cash equivalents
9
3,218
3,210
4,948
Total assets
53,174                   57,597              57,544
EQUITY AND LIABILITIES
Equity attributable to equity holders of
Telkom
21,628                  26,141               29,165
Share capital and premium
10
8,293
8,293
6,791
Treasury shares
10
(238)
(1,812)
(1,809)
Share-based compensation reserve
–
68
151
Non-distributable reserves
91
361
1,136
Retained earnings
13,482
19,231
22,896
Minority interest
200
220
301
Total equity
21,828                   26,361               29,466
Non-current liabilities
16,707                  13,870               12,391
Interest-bearing debt
11
12,703
9,504
7,655
Deferred taxation
469
947
1,068
Deferred revenue
1,097
959
991
Provisions
2,438
2,460
2,677
Current liabilities
14,639                   17,366              15,687
Credit facilities utilised
9
422
909
693
Trade and other payables
6,007
6,782
6,103
Shareholders for dividend
7
7
4
Current portion of interest-bearing debt
11
4,051
4,499
3,468
Current portion of deferred revenue
1,718
1,717
1,975
Current portion of provisions
1,329
1,428
1,660
Income tax payable
460
1,711
1,549
Other financial liabilities
645
313
235
Total liabilities
31,346                   31,236              28,078
Total equity and liabilities
53,174                   57,597               57,544

page 24 Telkom Group annual results – March 2006
Summarised consolidated statement of changes in equity
For the three years ended March 31, 2006
Restated
Restated
2004
2005
2006
Rm
Rm
Rm
Balance at April 1
18,864                   21,828              26,361
– Attributable to equity holders
18,670
21,628
26,141
– Minority interests
194
200
220
Change in accounting policies
(809)
–
–
Restated balance at April 1
18,055                   21,828               26,361
– Attributable to equity holders
17,861
21,628
26,141
– Minority interests
194
200
220
Net profit for the year
4,658
6,834
9,321
Dividend declared
(555)
(673)
(4,879)
Foreign currency translation reserve
(101)
12
52
Fair value adjustment on investments
9
(22)
–
Business combination
–
(117)
–
Purchase of treasury shares
(238)
(1,574)
–
Purchase of subsidiary
–
5
27
Increase in share-based compensation reserve
–
68
86
Shares bought back and cancelled
–
–
(1,502)
Balance at March 31
21,828                   26,361              29,466
– Attributable to equity holders
21,628
26,141
29,165
– Minority interests
200
220
301

Telkom Group annual results – March 2006 page 25
Summarised consolidated cash flow statement
for the three years ended March 31, 2006
Restated
Restated
2004
2005
2006
Notes
Rm
Rm
Rm
Cash flows from operating activities
13,884                   15,711                 9,506
Cash receipts from customers
40,520
43,561
46,958
Cash paid to suppliers and employees
(24,218)
(24,939)
(27,234)
Cash generated from operations
16,302
18,622
19,724
Interest received
469
463
482
Dividends received
10
14
50
Finance charges paid
(1,787)
(1,272)
(1,316)
Taxation paid
(562)
(1,487)
(4,550)
Cash generated from operations before
dividend paid
14,432
16,340
14,390
Dividend paid
(548)
(629)
(4,884)
Cash flows from investing activities
(5,423)                   (6,306)              (7,286)
Proceeds on disposal of property, plant and
equipment and intangible assets
52
37
92
Proceeds on disposal of investments
29
267
493
Additions to property, plant and equipment
and intangible assets
7,8
(5,248)
(5,880)
(7,396)
Additions to other investments
(331)
(592)
(475)
Acquisition of subsidiaries
16
75
(138)
–
Cash flows from financing activities
(6,481)                  (9,897)                 (258)
Purchase of treasury shares
(102)
(1,710)
–
Shares bought back and cancelled
–
–
(1,502)
Loans raised
1,732
1,157
4,123
Loans repaid
(7,428)
(5,027)
(7,399)
Finance lease capital repaid
(5)
(13)
(24)
(Increase)/decrease in net financial assets
_______________________________________________________________________________________________
(678)
(4,304)
4,544
Net increase/(decrease) in cash and
cash equivalents
1,980
(492)                1,962
Net cash and cash equivalents at
beginning of the year
837
2,796
2,301
Effect of foreign exchange rate differences
(21)
(3)                   (8)
Net cash and cash equivalents
at end of the year
9
2,796
2,301
4,255
Change in comparatives
The Group reclassified R463 million of Finance costs accrued from Cash paid to suppliers and employees to
Finance charges paid for the year ended March 31, 2005 (2004: R532 million).

page 26 Telkom Group annual results – March 2006
Notes to the summarised consolidated annual financial statements for the three years ended March 31, 2006
1 SIGNIFICANT ACCOUNTING POLICIES
Basis of preparation
The comprehensive consolidated annual financial statements from which these summarised results have been derived comply with International Financial Reporting Standards ("IFRS") of the International Accounting
Standards Board ("IASB") and the Companies Act in South Africa, 1973.

The financial statements are prepared on the historical cost basis, with the exception of certain financial instruments and share-based payments which are measured at fair value. The Group's significant accounting policies are consistent with those applied in the previous financial year except for the following:

• The Group has adopted IAS16 (revised), IAS17 (revised), IAS24 (revised), IAS40 (revised), IFRS4 and
IFRIC1 which are applicable for financial years beginning on or after January 1, 2005;
• The Group has early adopted the amendment to IAS19 which is applicable for financial years beginning on or after January 1, 2006;
• The Group has made certain voluntary changes in accounting policies related to fixed-line connection revenues; and
• The Group made certain retrospective changes to its application of certain accounting standards. The changes were:
–
Lease payments and receipts under operating leases have been restated in order to recognise the expenses and income on a straight-line basis over the lease terms. This ensures that the income statement charge/income is more representative of the time pattern of the operating lease benefit/cost to the Group. The Group previously recognised the expenses and the income based on the amount paid or payable and received or receivable for each period. The restatement decreased the Group's results for the years ended March 31, 2005, by R3 million and 2004, by R3 million.
–
IT Software items have been reclassified from Property, plant and equipment to Intangible assets to the value of R2,650 million (2004: R1,300 million) and the related depreciation from Depreciation to
Amortisation. The Group has identified and recorded software that was previously included as part of
Property, plant and equipment as a separate intangible asset because it was not considered an integral part of the related hardware.
–
Investment properties have been restated to Property, plant and equipment to the value of
R25 million (2004: R32 million). The Vodacom Group previously classified its Vodaworld property as an investment property. However, the property's primary purpose is to service and connect Vodacom customers. The property, therefore, does not meet the criteria of IAS40: Investment Property, ie to earn rentals or for capital appreciation.
–
Other financial assets of R134 million (2004: R1,101 million) and liabilities of R83 million (2004:
R153 million) previously classified as non-current have been reclassified to current assets and liabilities, as they represent derivatives classified as held for trading.

Telkom Group annual results – March 2006 page 27
Notes to the summarised consolidated annual financial statements (continued)
for the three years ended March 31, 2006

2004 2005
2006
Rm Rm
Rm
2 OPERATING REVENUE
40,582                  43,160
47,625
Fixed-line 30,541 30,888
32,039
Mobile 10,041 12,272
15,586
Fixed-line 30,541 30,888
32,039
Subscriptions, connections and other usage 5,117 5,385
5,803
Traffic 18,313 17,723
17,534
Domestic (local and long distance)
9,680 9,286
8,886
Fixed-to-mobile                                                                                        7,321
7,302
7,647
International (outgoing)
1,312 1,135
1,001
Interconnection
1,441 1,320
1,433
Data
4,792 5,484
6,223
Directories and other
878 976
1,046
Change in comparatives
Operating revenue has increased by R43 million in 2005
(2004: R98 million) due to the change in fixed-line policy
for recognising connection revenues (refer to note 1).
3     DEPRECIATION, AMORTISATION, IMPAIRMENT
AND WRITE-OFFS
7,248
6,288
5,876
Depreciation of property, plant and equipment 6,092 5,442
5,154
Amortisation of intangible assets 806 502
560
Impairment of property, plant and equipment 149 85
–
Reversal of impairment of property, plant and equipment
–                           –
(26)
Impairment of intangible assets – 49
–
Write-offs of property, plant and equipment 201 210
188
In recognition of the changed usage patterns of certain items of property, plant and equipment, the Group reviewed their remaining useful lives in the current year. The assets affected were certain items included in Network and Support equipment.
4    FINANCE CHARGES
3,264                     1,695
1,233
Interest 2,488 1,686
1,346
Local debt 2,253 1,515
1,506
Foreign debt 303 281
9
Less: Finance costs capitalised (68) (110)
(169)
Foreign exchange gains and losses and fair value
adjustments
776
9
(113)
Foreign exchange (gains)/losses
(368) 112
57
Fair value adjustments on derivative instruments
1,144 (103)
(170)
Capitalisation rate
15.14% 15.23%
13.91%

page 28 Telkom Group annual results – March 2006
Notes to the summarised consolidated annual financial statements (continued)
for the three years ended March 31, 2006
2004 2005
2006
5
EARNINGS AND DIVIDEND PER SHARE
Basic earnings per share (cents)
823.9                 1,246.7
1,744.7
The calculation of earnings per share is based on profit attributable to equity holders of Telkom for the year of R9,182 million (2005: R6,751 million; 2004: R4,589 million) and 526,271,093 (2005: 541,498,547;
2004: 556,994,962) weighted average number of ordinary shares in issue.
Diluted earnings per share (cents)
823.9                1,244.3
1,735.2
The calculation of diluted earnings per share is based on earnings for the year of R9,182 million
(2005: R6,751 million; 2004: R4,589 million) and 529,152,318 diluted weighted average number of ordinary shares (2005: 542,537,579; 2004: 556,994,962). The adjustment in the weighted average number of shares is as a result of the expected future vesting of shares already allocated to employees under the Telkom Conditional Share Plan.
Headline earnings per share (cents)
875.2                 1,279.0
1,740.5
The calculation of headline earnings per share is based on headline earnings of R9,160 million (2005:
R6,926 million; 2004: R4,875 million) and 526,271,093 (2005: 541,498,547; 2004: 556,994,962) weighted average number of ordinary shares in issue.
Diluted headline earnings per share (cents)                                875.2
1,276.6
1,731.1
The calculation of diluted headline earnings per share is based on headline earnings of R9,160 million
(2005: R6,926 million; 2004: R4,875 million) and 529,152,318 (2005: 542,537,579; 2004: 556,994,962)
diluted weighted average number of ordinary shares in issue. The adjustment in the weighted average number of shares is as a result of the expected future vesting of shares already allocated to employees under the Telkom Conditional Share Plan.
Reconciliation between earnings and headline
earnings:
Earnings as reported
4,589                      6,751
9,182
Adjustments:
Profit on disposal of investment
(25)                       (64)
(163)
Profit on disposal of property, plant and equipment and
intangibles
(19)                       (30)
(79)
Impairment of property, plant, equipment and intangibles
149                        134
(26)
Write-offs of property, plant and equipment
201                        210
188
Acquisition of subsidiary
–                           –
35
Amortisation of goodwill
72                           –
–
Tax and minority interest effects
(92)                        (75)                    23
Headline earnings
4,875                     6,926
9,160

Telkom Group annual results – March 2006 page 29
Notes to the summarised consolidated annual financial statements (continued)
for the three years ended March 31, 2006
2004 2005
2006
5
EARNINGS AND DIVIDEND PER SHARE (continued)
Reconciliation of weighted average number of
ordinary shares
Ordinary shares in issue
557,031,819         557,031,819
544,944,899
Weighted average number of treasury shares
(36,857)          (15,533,272)
(18,673,806)
Weighted average number of shares outstanding
556,994,962          541,498,547
526,271,093
Reconciliation of diluted weighted average number
of ordinary shares
Weighted average number of shares outstanding
556,994,962         541,498,547
526,271,093
Expected future vesting of shares
–              1,039,032
2,881,225
Weighted average number of shares outstanding
556,994,962         542,537,579
529,152,318
Dividend per share (cents)
90.0                    110.0
900.0
The calculation of dividend per share is based on dividends of R4,801 million (2005: R606 million; 2004:
R501 million) declared on June 2, 2005, and 533,465,571 (2005: 551,509,083; 2004: 557,031,819)
number of ordinary shares outstanding. The reduction in the number of shares represents the number of treasury shares held on date of payment.
2004 2005
2006
6     NET ASSET VALUE PER SHARE
Net asset value per share (cents)
3,905.1                 4,900.2
5,593.5
The calculation of net asset value per share is based on
net assets of R29,165 million (2005: R26,141 million;
2004: R21,628 million) and 521,408,320
(2005: 533,465,571; 2004: 553,846,083) number
of ordinary shares outstanding.

page 30 Telkom Group annual results – March 2006
Notes to the summarised consolidated annual financial statements (continued)
for the three years ended March 31, 2006
2004 2005
2006
Rm Rm
Rm
7
ADDITIONS TO PROPERTY, PLANT AND EQUIPMENT
Freehold land and buildings 64 42
105
Leasehold buildings 59 –
75
Network equipment 1,524 1,742
2,622
Support equipment 140 95
130
Furniture and office equipment 9 10
19
Data processing equipment and software 491 379
381
Under construction 2,598 2,123
2,933
Other 51 73
45
4,936 4,464
6,310
Fully depreciated assets with a cost of R3,724 million
were derecognised in the 2006 financial year. This has
reduced both the cost price and accumulated
depreciation of property, plant and equipment
accordingly.
8
ADDITIONS TO INTANGIBLE ASSETS
Trademarks, copyrights and other 4 –
2
Licences 57 –
1
Software – 103
219
Assets under construction 371 1,284
974
432 1,387
1,196

Telkom Group annual results – March 2006 page 31
Notes to the summarised consolidated annual financial statements (continued)
for the three years ended March 31, 2006
2004 2005
2006
Rm Rm
Rm
9
NET CASH AND CASH EQUIVALENTS
2,796                     2,301
4,255
Cash and bank balances 1,219 2,375
1,853
Short-term deposits 1,999 835
3,095
Cash shown as current assets 3,218 3,210
4,948
Credit facilities utilised (422) (909)
(693)
Undrawn borrowing facilities 2,995 4,750
9,519
10
SHARE CAPITAL
Authorised and issued share capital and share
premium are made up as follows:
Authorised 10,000 10,000
10,000
999,999,998 ordinary shares of R10 each 10,000 10,000
10,000
1 (2005: 1; 2004: 1) Class A ordinary share of R10 – –
–
1 (2005: 1; 2004: 1) Class B ordinary share of R10 – –
–
Issued and fully paid 8,293 8,293
6,791
544,944,897 (2005: 557,031,817; 2004: 557,031,817)
ordinary shares of R10 each
5,570                     5,570
5,449
1 (2005: 1; 2004: 1) Class A ordinary share of R10 – –
–
1 (2005: 1; 2004: 1) Class B ordinary share of R10 – –
–
Share premium 2,723 2,723
1,342
Share buyback
During the year, Telkom bought back 12,086,920 ordinary shares at a total consideration of
R1,502 million. This reduced the share capital by R121 million and the share premium by
R1,381 million.
Treasury shares
12,687,521 (2005: 12,717,190; 2004: 3,185,736) and 10,849,058 (2005: 10,849,058; 2004: Nil)
ordinary shares in Telkom, with a fair value of R2,038 million (2005: R1,366 million; 2004:
R251 million) and R1,743 million (2005: R1,166 million; 2004: RNil) are currently held as treasury shares by its subsidiaries Rossal No 65 (Proprietary) Limited and Acajou Investments (Proprietary)
Limited, respectively.

page 32 Telkom Group annual results – March 2006
Notes to the summarised consolidated annual financial statements (continued)
for the three years ended March 31, 2006
2004 2005
2006
Rm Rm
Rm
11       INTEREST-BEARING DEBT
Long-term interest-bearing debt
12,703                     9,504
7,655
Total interest-bearing debt 16,754
14,003
11,123
Gross interest-bearing debt 20,151 16,914
13,686
Discount on debt instruments issued (3,397) (2,911)
(2,563)
Less: Current portion of interest-bearing debt
(4,051)                  (4,499)
(3,468)
Local debt (3,628) (264)
(2,642)
Locally registered Telkom debt instruments
(2,286) –
(2,211)
Repurchase agreements
(27) –
–
Commercial paper bills
(1,313) (262)
(429)
Short-term interest-free loans
(2) (2)
(2)
Foreign debt (408) (4,210)
(786)
Finance
leases (15) (25)
(40)
12      COMMITMENTS
Capital commitments authorised 7,151 7,970
10,265
Fixed-line 4,566 5,029
6,519
Mobile 2,585 2,941
3,746
Commitments against authorised capital expenditure 439 825
842
Fixed-line 88 91
200
Mobile                                                                                                     351
734
642
Authorised capital expenditure not yet contracted 6,712 7,145
9,423
Fixed-line 4,478 4,938
6,319
Mobile 2,234 2,207
3,104
Management expects these commitments to be financed from internally generated cash and other borrowings.
The Group exposure is 50% of the following items:
Interception of Communications and Provisions of Communication-related Information Act ("the Act")
The Act was proclaimed in the Government Gazette and has been made effective September 30,
2005, with the exception of the provisions dealing with customer registration which comes into effect on
June 30, 2006. The cellular operators have succeeded in obtaining, in principle, support by the
Department of Justice for an electronic registration process. The legislative amendments necessary to allow for such an electronic registration process have not yet been effected, but are anticipated prior to the effective date of June 30, 2006. The sections of the interception and monitoring legislation ("RICA")
prescribing a paper-based customer registration process came into effect on May 28, 2006. A reliable estimate of capital and operating costs that will potentially be incurred in order to comply with the provisions of the Act cannot be made at this stage.

Telkom Group annual results – March 2006 page 33
Notes to the summarised consolidated annual financial statements (continued)
for the three years ended March 31, 2006
12        COMMITMENTS (continued)
Global Alliance fees
The Vodacom Group pays annual fees from February 18, 2005, for the services provided. The fee is calculated as a percentage of revenue.
Retention
incentives
The Vodacom Group has committed a maximum of R456 million (March 31, 2005: R373 million) in respect of customers already beyond their normal 24-month contract period, but who have not yet upgraded to new contracts, and therefore have not utilised the incentive available for such upgrades.
The Group has not provided for this liability, as no legal obligation exists, since the customers have not yet entered into new contracts.
Africell Cellular Services (Proprietary) Limited
An offer to acquire the cellular business of Africell Cellular Services (Proprietary) Limited was made and accepted. The suspensive conditions as well as Competition Commission approval, are currently being attended to.
13       CONTINGENCIES
Supplier dispute
No material change since prior year.
Competition commission
South African Value Added Network Services ("SAVA").
No material change since prior year.
Internet Service Providers Association ("ISPA")
The Internet Service Providers Association ("ISPA"), an association of internet service providers (ISPs), filed complaints against Telkom at the Competition Commission regarding alleged anti-competitive practices on the part of Telkom. A maximum administrative penalty of up to 10%, calculated with reference to Telkom's annual turnover, excluding the turnover of subsidiaries and joint ventures, for the financial year prior to the compliant date, may be imposed if it is found that Telkom has committed a prohibited practice as set out in the Competition Act, 1998 (as amended). The Competition
Commission has formally requested Telkom to provide it with certain records of orders placed for certain services, in an attempt to first investigate the latter aspects of the complaint.

page 34 Telkom Group annual results – March 2006
Notes to the summarised consolidated annual financial statements (continued)
for the three years ended March 31, 2006
2004
2005
2006
14
SEGMENT INFORMATION
Eliminations represent the inter-segmental
transactions that have been eliminated against
segment results. The mobile segment represents the
Group's joint venture Vodacom.
Business segment
Consolidated revenue
40,582
43,160
47,625
Fixed-line                                                                                          31,004
31,457
32,749
To external customers
30,541
30,888
32,039
Inter-company                                                                                        463
569
710
Mobile
11,428
13,657
17,021
To external customers
10,041
12,272
15,586
Inter-company                                                                                    1,387
1,385
1,435
Elimination                                                                                         (1,850)
(1,954)
(2,145)
Other income
255
280
480
Fixed-line                                                                                               230
255
430
Elimination                                                                                                  –
(9)
–
Mobile                                                                                                       25
34
50
Operating expenses
31,499
32,179
33,428
Fixed-line                                                                                           24,510
23,691
22,937
Elimination                                                                                          (1,387)
(1,385)
(1,435)
Mobile                                                                                                  8,839
10,451
12,636
Elimination                                                                                             (463)
(578)
(710)
Consolidated operating profit
9,338
11,261
14,677
Fixed-line                                                                                             6,724
8,021
10,242
Elimination                                                                                               924
807
725
Mobile                                                                                                  2,614
3,240
4,435
Elimination                                                                                             (924)
(807)
(725)
Consolidated investment income
322
350
397
Fixed-line                                                                                            1,324
1,992
2,583
Elimination                                                                                          (1,061)
(1,700)
(2,250)
Mobile                                                                                                      59
58
64
Consolidated finance charges
3,264
1,695
1,233
Fixed-line                                                                                             2,991
1,647
839
Mobile                                                                                                     284
48
394
Elimination                                                                                              (11)
–
–

Telkom Group annual results – March 2006 page 35
Notes to the summarised consolidated annual financial statements (continued)
for the three years ended March 31, 2006
2004
2005
2006
14 SEGMENT INFORMATION (continued)
Consolidated taxation
1,738
3,082
4,520
Fixed-line
876
1,775
2,981
Mobile
862
1,307
1,539
Minority interests
69
83
139
Fixed-line
56
68
81
Mobile
13
15
58
Profit attributable to equity holders of Telkom
4,589
6,751
9,182
Fixed-line
4,125
6,523
8,924
Elimination
(137)
(893)
(1,525)
Mobile
1,514
1,928
2,508
Elimination
(913)
(807)
(725)
Consolidated assets
50,198
50,177
54,306
Fixed-line
41,441
40,206
43,748
Mobile
9,799
11,157
12,262
Elimination
(1,042)
(1,186)
(1,704)
Investments
1,735
2,346
2,963
Fixed-line
1,466
2,240
2,861
Mobile
269
106
102
Other financial assets
1,241
5,074
275
Fixed-line
1,222
5,039
256
Mobile
19
35
19
Total assets
53,174
57,597
57,544
Consolidated liabilities
13,487
15,209
15,171
Fixed-line
9,733
10,658
10,409
Mobile
4,796
5,737
6,466
Elimination
(1,042)
(1,186)
(1,704)
Interest-bearing debt
16,754
14,003
11,123
Fixed-line
15,724
12,703
9,889
Mobile
1,030
1,300
1,234
Other financial liabilities
645
313
235
Fixed-line
613
313
205
Mobile
32
–
30
Tax liabilities
460
1,711
1,549
Fixed-line
34
1,395
1,234
Mobile
426
316
315
Total liabilities
31,346
31,236
28,078

page 36 Telkom Group annual results – March 2006
Notes to the summarised consolidated annual financial statements (continued)
for the three years ended March 31, 2006
2004
2005
2006
14
SEGMENT INFORMATION (continued)
Other segment information
Capital expenditure for property, plant and equipment
4,936
4,464
6,310
Fixed-line                                                                                            3,491
2,820
3,960
Mobile                                                                                                  1,445
1,644
2,350
Capital expenditure for intangible assets
432
1,387
1,196
Fixed-line                                                                                               371
1,284
975
Mobile                                                                                                      61
103
221
Depreciation and amortisation
6,898
5,944
5,714
Fixed-line                                                                                            5,633
4,522
4,216
Mobile                                                                                                 1,265
1,422
1,498
Impairment and asset write-offs
350
295
162
Fixed-line                                                                                               350
210
188
Mobile                                                                                                         –
85
(26)
Intangible assets impairment – Mobile
–
49
–
Workforce reduction expenses – Fixed-line
302
961
88

Telkom Group annual results – March 2006 page 37
Notes to the summarised consolidated annual financial statements (continued)
for the three years ended March 31, 2006
2004 2005
2006
Rm Rm
Rm
15       RELATED PARTIES
Details of material transactions and balances with
related parties not disclosed elsewhere in the
summarised consolidated annual financial statements
were as follows:
With joint venture:
Vodacom Group (Proprietary) Limited
Related party balances
Trade receivables 42 42
48
Trade payables (250) (250)
(256)
Related party transactions
Income (463) (569)
(710)
Expenses 1,387 1,385
1,443
Audit fees 3 3
3
Interest received (11) –
–
With shareholders:
Thintana Communications LLC
Management fees 154 57
–
On November 22, 2004, Thintana Communications
LLC sold their total interest in Telkom.
Government
Related party balances
Trade receivables 189 185
194
Related party transactions
Revenue (1,866) (1,987)
(2,106)
With entities under common control:
Major public entities
Related party balances
Trade receivables 25 37
31
Trade payables (3) (7)
(2)
Related party transactions
Income (368) (445)
(343)
Expenses 169 199
170
Rent received (9) (15)
(17)
Rent paid 54 52
56
With key management personnel:
Remuneration and benefits 103 93
146

page 38 Telkom Group annual results – March 2006
Notes to the summarised consolidated annual financial statements (continued)
for the three years ended March 31, 2006
2006
Rm
16
PURCHASE OF SUBSIDIARY
On August 1, 2005, the Vodacom Group acquired a
51% interest in the equity of Cointel VAS (Proprietary)
Limited. The fair value of the assets and liabilities
acquired were determined by the Group and are as
follows:
Fair value of net assets acquired
(47)
Property, plant and equipment
(1)
Intangible assets
(90)
Trade and other receivables
(4)
Cash and cash equivalents
(42)
Deferred taxation liability
18
Trade and other payables
57
Taxation payable
8
Provision
1
Dividends payable
6
Minority interest
23
Goodwill
(18)
Purchase price (including capitalised costs)
(42)
Cash and cash equivalents
42
Cash consideration
–
The purchase price of R84 million (Group share: R42 million), excluding capitalised costs was paid on
August 23, 2005. Capitalised costs were paid throughout the period.
Revenue amounting to R45 million and net profit of R9 million is included in the current period results.
Revenue would have amounted to R47,630 million and net profit to R9,146 million if the entity had been consolidated for the full year ended March 31, 2006.
The goodwill related to the acquisition represents future synergies and is allocated to the Mobile South
African cash-generating unit.

Telkom Group annual results – March 2006 page 39
Notes to the summarised consolidated annual financial statements (continued)
for the three years ended March 31, 2006
17
NEGATIVE WORKING CAPITAL
For the financial years ended March 31, 2006, 2005 and 2004, the Group's current liabilities are greater than current assets. Current liabilities will be financed from operating cash flows, new borrowings and existing credit facilities.
18       SUBSEQUENT
EVENTS
Business Connexion Group Limited (BCX)
On April 4, 2006, Telkom announced its firm intention to make an offer to acquire the entire issued share capital of BCX, other than the BCX shares held as treasury shares and, if the trustees of the
BCX share incentive trust so agree, the BCX shares held by the BCX share incentive trust. Telkom will acquire the outstanding options in BCX on the same terms and conditions as the offer for the shares.
The offer will be implemented by way of a scheme of arrangement in terms of section 311 of the
Companies Act, to be proposed by Telkom between BCX and its shareholders.
The transaction will advance Telkom's ongoing data strategy. In particular, Telkom believes that the transaction will enhance Telkom's ability to offer its customers end-to-end solutions across the ICT value chain. Telkom's strength has to date been on ICT services relevant to its core connectivity proposition, managed network and internet access and BCX offers a complementary service offering.
The transaction will enable Telkom to have a meaningful presence in the IT services market extending its value chain with BCX's proven capabilities in business application and support management, business process outsourcing and other IT related complementary lines of business.
BCX has defined a strategy to expand into the communications arena and has been considering a relationship with a communications company to that effect. If the offer is successful, BCX will continue to operate as a standalone or separate business unit within Telkom. BCX will retain and expand its service offering and always service its clients with ongoing commitment.
Cell captive annuity policy
Subsequent to year end, an addendum to the annuity policy contract was signed, which transferred a part of the post-retirement medical liability to an annuity fund. This will effectively change the presentation of the liability and the asset as the annuity policy will meet the definition of a plan asset in terms of IAS19 which requires the liability to be reduced by the fair value of the plan asset. The effect of this on the annual financial statements will be a reduction in investments as well as liabilities to the value of R1,371 million.
Share
buy-back
As part of the Group's commitment to the optimal use of capital, the Telkom Board approved on June
2, 2006 a share buy-back programme to the value of R2 billion.
Other
matters
The directors are not aware of any other matter or circumstance since the financial year end and the date of this report, not otherwise dealt with in the financial statements, which significantly affects the financial position of the Group and the results of its operations.

page 40 Telkom Group annual results – March 2006
10 Supplementary Information
In connection with the US Securities Exchange Commission Rules relating to "Conditions for use of Non-GAAP
Financial Measures", EBITDA and headline earnings have been reconciled to net profit.
Year ended March 31
Restated
2005
2006
EBITDA
Earnings before interest, taxation, depreciation and
amortisation (EBITDA) can be reconciled as follows:
EBITDA                                                                                                                                17,549
20,553
Depreciation, amortisation, impairment and write-offs (6,288)
(5,876)
Investment income 350
397
Finance charges (1,695)
(1,233)
Taxation                                                                                                                              (3,082)
(4,520)
Minority interests (83)
(139)
Net profit 6,751
9,182
Headline earnings
The disclosure of headline earnings is a requirement of
the JSE Securities Exchange, South Africa and is not a
recognised measure under US GAAP.
Headline earnings can be reconciled as follows:
Headline earnings 6,751
9,182
Profit on disposal of investment (64)
(163)
Profit on disposal of property, plant and equipment (30)
(79)
Impairment of property, plant and equipment and
intangible assets
134
(26)
Write-offs of property, plant and equipment 210
188
Acquisition of subsidiary –
35
Tax and minority interest effects (75)
23
Net profit 6,926
9,160
DEFINITIONS
Operating free cash flow
Operating free cash flow is defined as cash flow from operating activities, after interest and taxation, before dividends, less cash flow from investing activities.
Total interest-bearing debt
Total interest-bearing debt is defined as short and long-term interest-bearing debt, including credit facilities and finance leases.
Net debt
Net debt is defined as total interest-bearing debt, net of bank and cash and financial assets and liabilities.
Asymmetrical Digital Subscriber Line (ADSL)
ADSL is a broadband access standard which uses existing copper lines to offer high-speed digital connections over the local loop. ADSL transmits data asymmetrically, meaning that the bandwidth usage is much higher in one direction than the other. ADSL provides greater bandwidth from the exchange to the customer (ie downloading)
than from the customer to the exchange (ie sending).

Telkom Group annual results – March 2006 page 41
Average Revenue per User (ARPU)
ARPU is usually quoted on a monthly or annual basis by cellular networks.
US DOLLAR CONVENIENCE
March 31,
Restated
In ZAR millions 2005
2006
%
Revenue                                                                                                          6,939
7,744
11.6
Operating profits 1,810
2,385
31.8
Net profit 1,099
1,516
37.9
EBITDA                                                                                                            2,822
3,339
18.3
EPS (cents) 200.5
283.7
41.9
Net debt 1,116
1,110
(0.5)
Total assets 9,260
9,357
1.0
Cash flow from operating activities 2,526
1,546
(38.8)
Cash flow used in investing activities (1,014)
(1,185)
16.9
Cash flow used in financing activities (1,591)
(42)
97.4
Exchange rate
Period end
1
US$1 = ZAR 6.22
6.15
(1.1)
1. Noon buying rate

page 42 Telkom Group annual results – March 2006
11 Special Note Regarding Forward-looking Statements
All of the statements included in this document, as well as oral statements that may be made by us or by officers, directors or employees acting on behalf of us, that are not statements of historical facts constitute or are based on forward-looking statements within the meaning of the US Private Securities Litigation Reform Act of 1995,
specifically Section 27A of the US Securities Act of 1933, as amended, and Section 21E of the US Securities
Exchange Act of 1934, as amended. These forward-looking statements involve a number of known and unknown risks, uncertainties and other factors that could cause our actual results and outcomes to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. Among the factors that could cause our actual results or outcomes to differ materially from our expectations are those risks identified in Item 3. "Key Information-Risk Factors," of Telkom's most recent Annual Report on Form 20-F filed with the US Securities and Exchange Commission (SEC) and its other filings and submissions with the SEC which is available on Telkom's website at www.telkom.co.za/ir, including, but not limited to, increased competition in the South African fixed-line and mobile communications markets; developments in the regulatory environment;
continued mobile growth and reductions in Vodacom's and Telkom's net interconnect margins; Vodacom's and
Telkom's ability to expand their operations and make investments in other African countries and the general economic, political, social and legal conditions in South Africa and in other countries where Vodacom and Telkom invest; our ability to attract and retain key personnel; our inability to appoint a majority of Vodacom's directors and the consensus approval rights at Vodacom may limit our flexi bility and ability to implement our preferred strategies; Vodacom's continued payment of dividends or distributions to us; our ability to improve and maintain our management information and other systems; our negative working capital; changes and delays in the implementation of new technologies; our ability to reduce theft, vandalism, network and payphone fraud and lost revenue to non-licensed operators; our ability to improve our internal control over financial reporting; health risks to related mobile handsets, base stations and associated equipment; our control by the Government of the
Republic of South Africa; the outcome of regulatory, legal and arbitration proceedings, including tariff approvals, and the outcome of Telkom's hearing before the Competition Commission related to the VANs litigation, its proceedings with Telcordia Technologies Incorporated and others; our ability to negotiate favourable terms, rates and conditions for the provision of interco nnection services; our ability to implement and recover the substantial capital and operational costs associated with carrier pre-selection, Number Portability and monitoring and interception; Telkom's ability to comply with the South African Public Finance Management Act and South African
Public Audit Act and the impact of the Municipal Property Rates Act; fluctuations in the value of the Rand; the impact of unemployment, poverty, crime and HIV infection, labour laws and exchange control restrictions in South
Africa; and other matters not yet known to us or not currently considered material by us.
We caution you not to place undue reliance on these forward-looking statements. All written and oral forward-
looking statements attributable to us, or persons acting on our behalf, are qualified in their entirety by these cautionary statements. Moreover, unless we are required by law to update these statements, we will not necessarily update any of these statements after the date hereof, either to confirm them to actual results or to changes in our expectation.

Telkom Group annual results – March 2006 page 43
Notes:

page 44 Telkom Group annual results – March 2006
Notes: